UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 22, 2010

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Press release

France Telecom and TDC consider the Swiss Competition Commission’s decision as negative for the Swiss Consumer and telecommunications market

Renens, Zurich, Paris and Copenhagen, 22 April, 2010

The Swiss Competition Commission (“ComCo”) has informed France Telecom S.A. and TDC A/S that it has decided to prohibit the proposed combination of their respective subsidiaries in Switzerland, Orange Communications S.A and Sunrise Communications AG.

France Telecom and TDC are disappointed and surprised by this decision as they strongly believe that the contemplated combination and the substantial commitments that they had proposed to undertake would have benefited the Swiss Consumer. Without this combination, Swisscom’s dominant position in the Swiss telecommunications market would be maintained.

The combined entity would be in the position to significantly invest in its networks and enhance customer experience. Identified synergies of such combination would enable the combined entity to offer more attractive prices and innovative products and services, as well as an enhanced access to a worldwide network.

France Telecom and TDC will assess their available options regarding potential next steps.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 22, 2010	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer